Exhibit 99.1

OceanaGold Announces Acquisition of Ausgold

VANCOUVER, Aug. 17, 2026 /CNW/ -- OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") is pleased to announce it has entered into a definitive scheme implementation deed (the "SID") to acquire 100% of the issued shares of Ausgold Limited (ASX: AUC) ("Ausgold"), the owner of the Katanning Gold Project ("Katanning") in Western Australia, by way of an Australian court-approved scheme of arrangement (the "Scheme" or the "Transaction").

Under the terms of the Transaction, Ausgold shareholders will receive 0.03365 common shares of OceanaGold for each share of Ausgold held ("Scheme Consideration"). The Scheme Consideration implies a total offer value of A$1.36 per Ausgold share, implying a total transaction equity value of approximately A$776M (US$549M)1. Ausgold shareholders also have the opportunity to elect to receive the Scheme Consideration value in cash ("Cash Alternative"), subject to scale-back based on a maximum available cash pool for the Transaction of A$194M (US$137M)1.

Upon completion of the Transaction, it is expected that Ausgold shareholders will own approximately 6% to 8% of OceanaGold. The Ausgold Board has unanimously recommended that Ausgold shareholders vote in favour of the Scheme and intend to vote all shares held by them (approximately 1.4%) in favour of the Scheme. Ausgold major shareholder Dundee Corporation, representing approximately 7.7% of ownership, has also confirmed its intention to vote in favour of the Scheme.2

Click here for a video message from President and Chief Executive Officer of OceanaGold, Gerard Bond: Video

OceanaGold will hold a conference call on August 17, 2026 at 8 am Eastern Time / 5 am Pacific Time to discuss the Transaction. Dial-in details are provided below.

Gerard Bond, President and Chief Executive Officer of OceanaGold, said:

"The acquisition of Ausgold adds an advanced, high-quality, low-capital, open-pit development asset to our portfolio at an attractive valuation. The Katanning Gold Project will be our fifth asset, located in one of the world's premier mining jurisdictions and is a natural fit with our proven development and operating capabilities. Our projected free cash flow generation and strong balance sheet give us the ability to fund the development of Katanning, advance our existing growth pipeline including the Waihi North Project, while continuing to deliver meaningful capital returns to shareholders.

"This marks our first acquisition in Australia, and we are excited to build on the great work done by the Ausgold team to further optimize the development of the Katanning Gold Project for the benefit of both OceanaGold and Ausgold shareholders. We look forward to welcoming Ausgold's shareholders and employees to OceanaGold and working with the stakeholders of the Katanning Gold Project."

John Dorward, Executive Chairman of Ausgold, said:

"This transaction delivers Ausgold shareholders a compelling upfront premium with the opportunity to retain exposure to the value we expect to unlock at Katanning as part of a larger, diversified and highly cash-generative gold producer. OceanaGold's financial strength, technical depth and operating track record significantly de-risk the funding and development of Katanning, while our shareholders gain immediate diversification and exposure to a high-quality growth profile which will include Katanning and the world-class Waihi North Project. The Ausgold Board unanimously recommends the OceanaGold proposal and we look forward to working with OceanaGold to complete this transaction and progress Katanning towards production."

Strategic Rationale and Benefits to OceanaGold Shareholders

The Transaction is expected to deliver significant benefits for OceanaGold shareholders, which includes Ausgold shareholders post-closing:

  Adds a high-quality development asset in a Tier-1 mining jurisdiction: the acquisition of Katanning complements OceanaGold's existing operations in the USA, New Zealand and the Philippines;
  Enhances OceanaGold's production and growth pipeline: Katanning is a conventional open-pit development project with +100,000 ounces of annual gold production and 10+ year life potential3, adding meaningful growth to OceanaGold with first gold production expected in 20294;
  Leverages OceanaGold's development and operating expertise: OceanaGold's technical, development, permitting and operating capabilities, which includes a technical office in Brisbane and management with significant experience operating in Australia, is expected to enable the full potential of Katanning;
  District-scale exploration upside: Ausgold holds a district-scale landholding of more than 3,000km² across the largely underexplored Katanning greenstone belt, providing the potential for significant longer-term resource growth;
  Preserves balance sheet strength and financial flexibility: OceanaGold's strong balance sheet and significant forecast free cash flow generation provide financial flexibility to fund the development of Katanning, advance OceanaGold's existing growth pipeline and continue to provide meaningful capital returns to shareholders; and
  Accretive acquisition with attractive returns: the Transaction is expected to be accretive to OceanaGold shareholders on a number of key metrics, including net asset value per share, future cash flow per share, and earnings per share, once Katanning achieves commercial production.

Strategic Rationale and Benefits to Ausgold Shareholders

The Transaction delivers a range of compelling benefits to all Ausgold shareholders, including:

  Immediate premium: Provides Ausgold shareholders with immediate and attractive premiums of 28% to the last closing price, and 44% to the 20-day volume weighted average price ("VWAP") of Ausgold shares for the period up to and including August 14, 2026;
  Tailored consideration mix: Opportunity for Ausgold shareholders to tailor the form of consideration received through the election to receive cash consideration;
  Opportunity to realize upfront value for Katanning: Ausgold shareholders can crystallize certain value now ahead of the upcoming project development, capital investment, and production ramp-up;
  De-risked funding and development: Significantly de-risked funding and development of Katanning by leveraging OceanaGold's strong balance sheet, cash flow generation, and proven technical and operating expertise;
  Continued exposure to the Katanning Gold Project: Retain exposure to the future development and exploration upside of Katanning through their holding in OceanaGold;
  Diversification via exposure to OceanaGold's high-quality portfolio and pipeline: Gain exposure to OceanaGold's global portfolio of four producing assets across the United States of America, New Zealand and the Philippines, along with additional upside in its organic growth pipeline including the world-class Waihi North Project; and
  Enhanced market positioning and liquidity: Increased trading liquidity and access to capital markets as a shareholder in a larger, diversified intermediate gold and copper producer.

Overview of Ausgold

Ausgold is an ASX-listed gold developer with a current market capitalization of approximately A$585M (approximately US$414M)1. Ausgold is focused on advancing its 100% owned Katanning Gold Project to first gold production.

As of June 30, 2026, Ausgold had A$87M (approximately US$62M)1 of cash and equivalents, and no debt.

Katanning Gold Project

Katanning is located approximately 275 km southeast of Perth in Western Australia, a Tier-1 mining jurisdiction with well-established infrastructure and access to skilled labour. Ausgold holds granted mining leases over the entire planned development footprint for Katanning and is well advanced through the permitting process5.

Ausgold holds a consolidated landholding of more than 3,000 km² across the Katanning greenstone belt. This district-scale tenement package remains largely underexplored.

Ausgold's Updated Definitive Feasibility Study for Katanning, published in December 20256, outlines a potential conventional open-pit mining operation feeding a 3.6 Mtpa carbon-in-leach processing plant at an estimated total pre-production capital cost of A$355M6.

Following implementation of the Scheme, OceanaGold intends to apply its technical, operating, and project development experience to further refine the Katanning development plan, with a focus on optimization initiatives and reducing execution risk. Development activities will focus on additional drilling through 2027 to further delineate mineralization and de-risk operational ramp-up ahead of publishing an updated technical report in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") during 2028, with first gold expected in 2029. OceanaGold will provide an update to the market on its proposed development plan for Katanning at closing of the Transaction.

Key Transaction Terms

Under the terms of the Scheme, Ausgold shareholders will receive 0.03365 OceanaGold shares per 1 Ausgold share, currently valued at A$1.36 per Ausgold share based on OceanaGold's last closing price of C$39.74 per share and AUD:CAD exchange rate of 0.9833 on August 14, 2026 (the "Scheme Consideration").

The Scheme Consideration values Ausgold's fully diluted equity value at approximately A$776M (approximately US$549M)1.

Ausgold shareholders also have the opportunity to choose to receive the Scheme Consideration in cash ("Cash Alternative"). The proportion of Scheme Consideration ultimately received in cash by those Ausgold shareholders electing for the Cash Alternative will be based on the implied Scheme Consideration value of A$1.36 per Ausgold share and will be subject to the total Cash Alternative elections received and a maximum cash paid as Scheme Consideration of A$194M (approximately US$137M)1 in aggregate.

Upon completion of the Transaction, and subject to elections received for the Cash Alternative, Ausgold shareholders will own approximately 6% to 8% of OceanaGold.

The Scheme will be effected by way of a court-approved scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth), pursuant to which all of the issued share capital of Ausgold as of the Implementation Date (as defined in the SID) will be acquired by OceanaGold, in exchange for the Scheme Consideration. For the Scheme to proceed, a resolution must be approved by at least 75% of all votes cast by Ausgold shareholders and a majority by number of all Ausgold shareholders present and voting (in person or by proxy) at a special meeting called to consider the Scheme ("Scheme Meeting").

The Scheme is subject to customary closing conditions, including (amongst others) the following customary regulatory approvals: Australian Foreign Investment Review Board and Australian competition approvals; and Toronto Stock Exchange approval for OceanaGold to issue OceanaGold shares as part of the Scheme Consideration.

In connection with the Transaction OceanaGold has agreed to extend an A$20M bridge loan to Ausgold in November 2026 to assist with funding of ordinary course expenditures prior to closing.

Ausgold Board and Major Shareholder Support

The Ausgold Board are supportive of the Transaction and unanimously recommend Ausgold shareholders vote in favour of the Scheme, and intend to vote all Ausgold shares held or controlled by them (approximately 1.4% of Ausgold's shares on issue) in favour of the Scheme subject to no superior proposal emerging and the independent expert appointed by Ausgold in connection with the Transaction concluding (and continuing to conclude) that the Scheme is in the best interests of Ausgold shareholders.

Subject to those same exceptions, major Ausgold shareholder, Dundee Corporation which holds 42,467,969 Ausgold shares (or approximately 7.7% of Ausgold's shares on issue), has confirmed its intention to vote all Ausgold shares owned or controlled by it in favour of the Scheme and not dispose of its Ausgold Shares until the earlier of the date of the Scheme Meeting and the date that is 6 months from the date of the voting intention statement.

Estimated Timeline

Full details of the Transaction will be included in Ausgold's Scheme Booklet, which is expected to be dispatched to Ausgold shareholders in October 2026, with the Scheme Meeting (for Ausgold shareholder approval) expected to be held in late November 2026. If approved by Ausgold shareholders and the Court, and the other conditions are satisfied, the Scheme is expected to be implemented and completed in December 2026.

Conference Call and Webcast

OceanaGold will hold a conference call and webcast today, August 17, 2026 at 8 am ET / 5 am PT to discuss the Transaction. To participate in the conference call, please use one of the following methods:

Webcast details: https://app.webinar.net/AGWKYmdD534

Toll-free North America: +1 888-510-2154

International: +1 437-900-0527

If you are unable to attend the call, a recording will be made available on the Company's website.

Advisors and Counsel

OceanaGold has appointed Jarden and BMO Capital Markets as its financial advisors and Corrs Chambers Westgarth as its legal advisor in connection with the Transaction.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statements for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the terms of and completion of the Transaction; the strategic rationale and benefit of the Transaction to OceanaGold and Ausgold shareholders; and OceanaGold's plans with respect to Katanning, including its development and drilling plans, expected annual production, first gold pour, and anticipated timing for publishing a technical report in accordance with NI 43-101 and an update to the market on OceanaGold's proposed development plan. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of the Transaction closing conditions not being satisfied or the SID otherwise being terminated; the actual results of future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent and ongoing U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to complete the Transaction and carry out future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences, including satisfaction of closing conditions in respect of the Transaction; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this news release was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by OceanaGold in accordance with NI 43 – 101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, OceanaGold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43 – 101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this news release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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[1] Based on an AUD:USD exchange rate of 0.7068 on August 14, 2026.
[2] The recommendation and voting intention has been provided subject to no superior proposal emerging and the independent expert appointed by Ausgold concluding (and continuing to conclude) that the Transaction is in the best interests of Ausgold shareholders.
[3] Refer to Ausgold's ASX announcement titled 'Updated Definitive Feasibility Study' dated December 16, 2025. See also Katanning Gold Project section below.
[4] Following implementation of the Scheme, OceanaGold intends to carry out further exploration and technical work on Katanning in advance of expected first gold production in 2029.
[5]Ausgold recently received Western Australia Environmental Protection Agency (EPA) authorization for public release of its Environmental Review Document - the principal State government approval required for project development.
[6] Refer to Ausgold's ASX announcement titled 'Updated Definitive Feasibility Study' dated December 16, 2025.

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CO: OceanaGold Corporation

CNW 03:17e 17-AUG-26